Filed by MACOM Technology Solutions Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of

1934, as amended

Subject Company: Applied Micro Circuits Corporation

Commission File No. 000-23193

December 13, 2016

MACOM Announces Early Termination of Hart-Scott-Rodino Antitrust Review

LOWELL, Mass.—MACOM Technology Solutions Holdings, Inc. (NASDAQ: MTSI) (“MACOM”), a leading supplier of high-performance analog RF, microwave, millimeterwave and photonic semiconductor products, today announced that on December 12, 2016, the Federal Trade Commission granted early termination of the antitrust waiting period under the Hart-Scott-Rodino Antitrust Improvements Act for the proposed merger of MACOM and Applied Micro Circuits Corporation (NASDAQ:AMCC) (“AMCC”).

The transaction remains subject to various conditions, including the commencement, and completion, of MACOM’s tender offer to purchase each outstanding common share of AMCC and other customary closing conditions. Both companies continue to expect that the transaction will close in the first calendar quarter of 2017.

About MACOM

MACOM enables a better-connected and safer world by delivering breakthrough semiconductor technologies for optical, wireless and satellite networks that satisfy society’s insatiable demand for information.

Today, MACOM powers the infrastructure that millions of lives and livelihoods depend on every minute to communicate, transact business, travel, stay informed, and be entertained. Our technology increases the speed and coverage of the mobile Internet and enables fiber optic networks to carry previously unimaginable volumes of traffic to businesses, homes, and datacenters.

Keeping us all safe, MACOM technology enables next-generation radars for air traffic control and weather forecasting, as well as mission success on the modern networked battlefield.

MACOM is the partner of choice to the world’s leading communications infrastructure, aerospace and defense companies, helping solve their most complex challenges in areas including network capacity, signal coverage, energy efficiency, and field reliability, through its best-in-class team and broad portfolio of analog RF, microwave, millimeterwave, and photonic semiconductor products.

MACOM is a pillar of the semiconductor industry, thriving for more than 60 years of daring to change the world for the better, through bold technological strokes that deliver true competitive advantage to customers and superior value to investors.

Headquartered in Lowell, Massachusetts, MACOM is certified to the ISO9001 international quality standard and ISO14001 environmental management standard. MACOM has design centers and sales offices throughout North America, Europe, Asia and Australia.

MACOM, M/A-COM, M/A-COM Technology Solutions, M/A-COM Tech, Partners in RF & Microwave, and related logos are trademarks of MACOM. All other trademarks are the property of their respective owners. For more information about MACOM, please visit www.macom.com follow @MACOMtweets on Twitter, join MACOM on LinkedIn, or visit the MACOM YouTube Channel.

About AppliedMicro

AppliedMicro Circuits Corporation (Nasdaq:AMCC) is a global leader in computing and connectivity solutions for next-generation cloud infrastructure and data centers. AppliedMicro delivers silicon solutions that dramatically lower total cost of ownership. Corporate headquarters are located in Santa Clara, California. www.apm.com.

Forward-Looking Statements

DISCLOSURE NOTICE: This document contains forward-looking information related to MACOM, AMCC and the proposed acquisition of AMCC by MACOM that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document include, among other things, statements about the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of AMCC’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of MACOM’s common stock and on MACOM’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to sustain and increase the rate of growth in revenues for AMCC products; and competitive developments.

A further description of risks and uncertainties relating to MACOM and AMCC can be found in their respective Annual Reports on Form 10-K for the fiscal years ended September 30, 2016 and March 31, 2016, respectively, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov

The information contained in this document is as of December 13, 2016. Neither MACOM nor AMCC assumes any obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of AppliedMicro stock described in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that MACOM and its offering subsidiary, Montana Merger Sub I, Inc. (“Purchaser”), will file with the SEC.

Purchaser plans to file a tender offer statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the offer; AMCC plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer; and MACOM plans to file a registration statement on Form S-4 that will serve as a prospectus for MACOM stock to be issued as consideration in the offer and the mergers. These documents will contain important information about MACOM, AMCC and the mergers. AMCC stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to AMCC stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting MACOM’s investor relations department at 949-224-3874 or AMCC’s investor relations department at 415-217-4962.

In addition to the SEC filings made in connection with the transaction, each of MACOM and AMCC files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. MACOM’s and AMCC’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Company Contact:

MACOM Technology Solutions Holdings, Inc.

Bob McMullan, 978-656-2753

Chief Financial Officer

bob.mcmullan@macom.com

or

MACOM Investor Relations Contact:

Shelton Group

Leanne K. Sievers, 949-224-3874

EVP

or

Brett L. Perry, 214-272-0070

Vice President

sheltonir@sheltongroup.com

or

AppliedMicro Investor Relations Contact:

The Blueshirt Group

Suzanne Schmidt, 415-217-4962

Managing Director

suzanne@blueshirtgroup.com